Exhibit 4.15

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is made and entered into as of the “Effective Date” (defined below), by and between OPTIBASE FMC, LLC, a Florida limited liability company (the “Seller”), and FLAMINGO SOUTH ACQUISITIONS, LLC, a Delaware limited liability company (the “Purchaser”).  In consideration of the mutual covenants and promises herein set forth, the sum of TEN DOLLARS ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.           Purchase and Sale

.  Seller agrees to sell to Purchaser and Purchaser agrees to purchase from Seller that certain real property consisting of eleven (11) residential condominium units located in Flamingo/South Beach I Condominium, a Condominium (the “Condominium”), according to the Declaration thereof (as amended and supplemented from time to time, the “Declaration”) recorded in Official Records Book 24914, Page 3803 of the Public Records of Miami-Dade County, Florida, more particularly described in Exhibit A attached to this Agreement (each a “Unit” and collectively, the “Units” or “Improvements”), together with the following property and rights:

(a)           The Units, including their percentage share of all common elements appurtenant thereto, together with all tenements, hereditaments, rights, privileges and easements thereunto belonging pursuant to the Declaration or otherwise (the “Realty”);

(b)           All right, title and interest of Seller in and to parking spaces in the Condominium, a true, correct and complete list of which is attached hereto as Exhibit A-1;

(c)           All right, title and interest of Seller in and to all of the following, to the extent the same exist and to the extent the same may be assigned by Seller:  deposits, licenses, development rights, permits, authorizations, approvals, warranties and all other intangibles and intangible rights (collectively, the “Intangibles”) pertaining to the ownership and/or operation of the Units and/or the common elements of the Condominium pertaining to the Units;

(d)            All of Seller’s interest, as landlord, in and to all leases for space in the Realty (the “Leases”), a true, correct and complete list of which is attached hereto as Exhibit B; and

(e)           Any and all fixtures, machinery, apparatus, equipment, appliances, window treatments, and other tangible items of personalty located upon, associated with, or used in connection with the operation of the Realty and owned by Seller, including, without limitation, the items of personal property more particularly described in Exhibit C attached hereto and made a part hereof (collectively, the “Personalty”).

The Realty and the Personalty and all of the other property and rights described in this Section 1 are hereinafter collectively called the “Property”.

2.           Purchase Price. The purchase price to be paid by Purchaser to Seller for the Property is Six Million Four Hundred Eleven Thousand One Hundred Twenty-Five and 00/100 Dollars ($6,411,125.00) (the “Purchase Price”), subject to credits, adjustments and prorations for which provisions are hereinafter made in this Agreement.  Purchaser and Seller agree that the Purchase Price shall be allocated among the Units in accordance with Schedule 1 attached hereto, and that Purchaser shall take title to each Unit through separate deeds in the form required by this Agreement.  The Purchase Price shall be paid by wire transfer of Federal funds at “Closing” (defined below).

3.           Escrow Agent.  Stewart Title Guaranty Company, 1980 Oak Boulevard, Houston, TX 77056, Attn:  Wendy Howell, National Closing Specialist, Telephone:  (713) 625-8161, Email:  whowell@stewart.com, as escrow agent (the “Escrow Agent”), is designated to act as Escrow Agent hereunder and is instructed to hold and deliver, pursuant to the terms of this Agreement, the documents and instruments required to be delivered in escrow under this Agreement.  Escrow Agent, as the person responsible for closing the transaction within the meaning of Section 6045(e)(2)(A) of the Internal Revenue Code (the “Code”), shall file all necessary information reports, returns, and statements regarding the transaction required by the Code including the tax reports required pursuant to Section 6045 thereof.  Further, Escrow Agent agrees to indemnify, protect, defend and hold Purchaser, Seller, and their respective attorneys and brokers harmless from and against any losses resulting from Escrow Agent’s failure to file the reports Escrow Agent is required to file pursuant to this Section.

The parties acknowledge that Escrow Agent is acting solely as a stakeholder at their request and for their convenience, that Escrow Agent shall not be deemed to be the agent of either of the parties for any act or omission on its part unless taken or suffered in bad faith, in willful disregard of the provisions of this Section or Section 7 or in negligence.  Seller and Purchaser jointly and severally shall indemnify, protect, defend and hold Escrow Agent harmless from and against all losses incurred in connection with the performance of Escrow Agent’s duties hereunder, except with respect to actions or omissions taken or suffered by Escrow Agent in bad faith, in willful disregard of the provisions of this Section or Section 7 or in negligence on the part of the Escrow Agent.  The parties shall deliver to Escrow Agent an executed copy of this Agreement, which shall constitute their instructions to Escrow Agent.  Escrow Agent shall execute the signature page for Escrow Agent attached to this Agreement with respect to its duties under this Section; provided, however, that (i) Escrow Agent’s signature hereon shall not be a prerequisite to the binding nature of this Agreement on Purchaser and Seller, and the same shall become fully effective upon execution by Purchaser and Seller, and (ii) the signature of Escrow Agent will not be necessary to amend any provision of this Agreement except for this Section.  In the event of any inconsistency between the provisions of this Section or Section 7 and any additional escrow instructions provided by the parties, the Sections of this Agreement shall govern.

4.           Title.

(a)           Purchaser shall order from Stewart Title Guaranty Company or another nationally recognized title insurance company (the “Title Company”), at its sole cost and expense, a current ALTA title insurance commitment for the Property, including copies of all recorded exceptions to title referred to therein (collectively, the “Title Commitment”), showing marketable, fee simple title to the Realty to be vested in Seller and committing to insure such title to the Realty in Purchaser (or its assignee(s)) in the amount of the Purchase Price.  Purchaser shall have until 5 days prior to the expiration of the Inspection Period (the “Purchaser Objection Deadline”) to notify Seller in writing of any objection (the “Purchaser Objection Notice”) which Purchaser may have to any matters reported or shown in the Title Commitment.  If Purchaser delivers the Purchaser Objection Notice, then, Seller may deliver a response (the “Seller Response”) no later than 3 days after the date of the Purchaser Objection Notice (the “Response Deadline”).  If Seller fails to deliver the Seller Response on or before the Response Deadline, Seller shall be deemed to have elected not to cure any of the matters set forth in the Purchaser Objection Notice.  If Purchaser waives its right to terminate this Agreement pursuant to Section 8 and the Seller Response contains any commitment to cure any of the items set forth in Purchaser’s Objection Notice, Seller’s obligation to cause such cures as set forth in the Seller Response shall be an additional Seller covenant and also a condition precedent to Purchaser’s obligations to close.

Notwithstanding anything herein to the contrary, if the Title Commitment is re-issued or updated after the Purchaser Objection Deadline, Purchaser shall have the right to object (each, a “New Purchaser Objection”) to any additional matter disclosed or contained (each, a “New Title Document Matter”) in any such update of the Title Commitment (notwithstanding the passage of the Inspection Period).  If Seller is unable or unwilling to cure any such New Title Document Matter to the sole satisfaction of Purchaser (in Purchaser’s sole and absolute discretion) within the lesser of 5 days following receipt by Seller of a New Purchaser Objection or the Closing Date (defined below), Purchaser shall have the right either to (i) waive such New Title Document Matter and proceed to Closing without any adjustment in the Purchase Price, or (ii) terminate this Agreement (and pursue any remedies that Purchaser may have under this Agreement if the New Title Document Matter was caused by a breach of a covenant or representation of Seller under this Agreement).

(b)           The exceptions to title disclosed in the Title Commitment, other than (i) those title exceptions to which Purchaser has tendered an objection in the Purchaser Objection Notice or New Purchaser Objection which are not subsequently cured or waived, (ii) any delinquent taxes or assessments, (iii) the title exceptions set forth on Exhibit G, attached hereto and made a part hereof, and (iv) any standard printed exceptions, shall be the “Permitted Exceptions” hereunder.  Notwithstanding anything to the contrary contained herein, Seller shall be obligated to remove at or prior to Closing any mortgage or other monetary liens created by, through or under Seller or a Seller-related party, and such liens shall not be Permitted Exceptions (whether or not Purchaser expressly objects to such liens).

(c)           Delivery of title in accordance with the foregoing provisions shall be evidenced by the willingness of the Title Company to issue to Purchaser, at Closing, a 2006 ALTA form of extended coverage owner’s policy of title insurance insuring good, marketable, insurable title to the Realty in Purchaser or its assignee in the amount of the Purchase Price, subject only to the Permitted Exceptions and with all endorsements agreed to by Purchaser in satisfaction of the items raised in the Purchaser Objection Notice (the “Title Policy”).

5.           Deliveries. Within three (3) days following the Effective Date (unless a later date is specified and thereafter, as applicable) Seller shall deliver to Purchaser true, correct and complete copies (with originals (unless otherwise indicated below) to be delivered at Closing) of the following:

(a)           A certified “Rent Roll” (as defined below), along with true, correct, and complete copies of the Leases and any other equipment leases, tenancies or other occupancy agreements affecting the Property or any portion thereof, all applications for lease hereafter filed by prospective new tenants and all new leases hereafter entered into by Seller;

(b)           Copies of Seller’s existing title insurance policies;

(c)           To the extent in Seller’s possession, all certificates of occupancy, certificates of use, permits, licenses, authorizations or approvals (other than those which are no longer in effect) issued by any governmental body or agency having jurisdiction over the Property, if any, related to the ownership and/or operation of the Property; and

(d)           To the extent in Seller’s possession or control, the bill or bills issued for the last three (3) years for all utilities, together with copies of any 2014 Notice of Proposed Property Taxes (so-called TRIM Notices) for the Units received by Seller during the term of this Agreement, which shall be provided by Seller to Purchaser no later than five (5) days following receipt of same.

6.           Existing Leases.  No later than ten (10) days prior to the end of the Inspection Period, Seller shall deliver to Purchaser a current rent roll of all the Leases (and all oral leases affecting the Property or any portion thereof, if any) (the “Rent Roll”), setting forth the name of the tenant, the space or suite affected, the rent, the term (including any options to renew),  the security deposit, pet deposits and other deposits, if any, and any special concessions, prepaid rent, options to purchase or rights of first refusal.  Seller further represents and warrants to Purchaser that as of the date hereof and as of the date of Closing:

(a)           No other parties have any rights of occupancy or possession of the Property or any portions thereof except pursuant to the Leases and as set forth on the Rent Roll, and no tenant of any portion of the Property has any option to purchase the Property or any portion thereof, nor any rights of first refusal with respect to same.

(b)           Seller has not received any prepaid rent under any of the Leases except the security deposits and prepaid rent as reflected in the Leases and as shown on the Rent Roll, and Seller will not accept advance payment of any rent under any of the Leases other than first and last months’ rent.

(c)           The copies of the Leases delivered to Purchaser pursuant to Section 5 are true, correct, and complete.  There are no modifications, understandings or agreements with respect to the Leases, except as set forth on the Rent Roll.  After the Effective Date hereof and at any time prior to the earlier of a termination of this Agreement or Closing, Seller will not modify or renew any of the Leases or enter into any new lease or occupancy agreement for any Unit or any other portion of the Property, without the prior written consent of Purchaser, which consent may be granted or withheld in Purchaser’s sole discretion.  Notwithstanding the foregoing, in the event Purchaser withholds consent to any modification, renewal or new lease, Seller shall be entitled to a credit at Closing in the amount of the lost rent to Seller under such modification, renewal or new lease (as applicable) measured from the date such rent would have commenced through the date of Closing, but not to exceed the rent payable under such modification, renewal or new lease (as applicable) for one month.

(d)           Other than as set forth on the Rent Roll, all of the Leases are in good standing and without default on the part of Seller as of the date hereof, and shall remain without default on the part of Seller through the date of Closing.  Any uncured defaults by tenants under the Leases are reflected on the Rent Roll.  Seller shall be solely responsible for all rental commissions due and payable with respect to any Leases of the Units in effect prior to Closing, and shall pay all such rental commissions prior to Closing.

(e)           Other than as set forth on the Rent Roll, there are no rental commissions due with respect to any of the Leases nor for the renewal of same.

(f)           All of the Leases will be assignable at Closing by the Seller without the consent of any other party.

(g)           To the best of Seller’s knowledge, Seller has complied with all requirements of law regarding the Leases and the handling of tenant security and other deposits under the Leases, except with respect to the tenant security deposits relating to the Deposit Units (defined below) (without admitting any noncompliance with regard to security deposits held with respect to the Deposit Units).

The provisions of this Section 6 shall survive the Closing.

7.           Tenant Deposit Escrow.  At Closing, as contemplated by Section 14(e), Seller shall provide Purchaser a credit in the amount of all tenant security deposits held by Seller under the Leases, as reflected on the Rent Roll.  In addition, Seller shall place in escrow with Escrow Agent the sum of $31,130.00 (the “Tenant Deposit Escrow”), which represents (i) the aggregate amount of the security deposits for Unit Nos. 202S, 214S, 270S, 314S, 414S, 468S, 470S, 570S, 1026S, 1402S (collectively, the “Deposit Units”), plus (ii) an additional ten percent (10%) to cover any additional penalties, interest or other costs (including without limitation legal fees) that may be determined to be due to tenants or otherwise in connection with the return of any security deposits.  If (A) Purchaser notifies any tenant of the Deposit Units that Purchaser intends to impose a claim for damages against all or a portion of such tenant’s security deposit, (B) such tenant objects to Purchaser’s claim, (C) the basis for such tenant’s objections includes any claim that such security deposit was not held in accordance with applicable Florida law (or any similar claim), and (D) Purchaser returns all or a portion of such security deposit based on such tenant’s objections (collectively, the “Deposit Draw Conditions”), then Purchaser shall have the right to draw from the Tenant Deposit Escrow an amount equal to the sums returned by Purchaser to such tenant, together with any costs incurred in connection therewith.  Purchaser shall provide Seller and Escrow Agent with written notice that the Deposit Draw Conditions have been met with respect to any Deposit Unit, which notice shall specify the sums due to Purchaser hereunder as a result thereof, whereupon Escrow Agent shall release the sums so requested by Purchaser.  Although Purchaser will provide copies of each disbursement request to Seller concurrently with delivery thereof to Escrow Agent, the parties expressly acknowledge and agree that funds in the Tenant Deposit Escrow shall be released to Purchaser, without any requirement for Seller’s consent and Seller shall have no right to object to any disbursements by Escrow Agent under this Section; however, the foregoing shall not limit Seller’s rights under Section 13 of this Agreement if Seller believes that Purchaser requested and received escrowed funds from the Tenant Deposit Escrow in breach of this Section.  If any funds remain in the Tenant Deposit Escrow on the first anniversary of the Closing Date, Escrow Agent shall disburse such remaining funds to Seller upon receipt of written request for such disbursement from Seller to Escrow Agent and Purchaser.  The terms and conditions of this Section 7 shall survive Closing.

8.           Inspection Period.

(a)           Subject to the terms of the Leases, at all reasonable times during the period commencing on the Effective Date and ending on the Closing Date or earlier termination of this Agreement, Purchaser, and its employees, agents, consultants and representatives shall be entitled to investigate and evaluate the Property and any other aspects or characteristics of the Property.  Such right of investigation shall include the right, upon reasonable advance notice to Seller (which may be telephonic and confirmed by e-mail to irampersad5@hotmail.com), to enter the Property accompanied by a representative of Seller, and have made, at Purchaser’s expense, any tests or inspections of the Property as Purchaser may deem necessary or appropriate.  Purchaser agrees to use commercially reasonable efforts to conduct its investigations at the Units in a manner that minimizes interference with Seller’s tenants and Seller’s operation of the Property.  Seller agrees to make available to Purchaser, for Purchaser’s inspection, upon reasonable advance written notice to Seller (which may be telephonic and confirmed by e-mail to irampersad5@hotmail.com), during normal business hours, all of Seller’s warranties, the Leases, lease correspondence files, and any and all other documents in Seller’s possession and related to the ownership and/or operation of the Property.  Throughout the term of this Agreement, Seller, its agents and employees shall at all times reasonably cooperate with Purchaser, its agents and contractors in connection with their performance of the inspections provided herein.

(b)           Purchaser shall have the right at any time during the period commencing on the Effective Date and ending on the twentieth (20th) day following the Effective Date (the “Inspection Period”) to terminate this Agreement in its sole and absolute discretion.  If Purchaser fails to deliver a written notice to Seller waiving its termination right hereunder on or before the expiration of the Inspection Period, then Purchaser will be deemed to have elected to terminate this Agreement, whereupon both parties shall be released from all further obligations and liability under this Agreement, except those obligations expressly stated to survive such termination.

(c)           In electing to proceed with this transaction after the expiration of the Inspection Period, Purchaser shall have determined that the Property is satisfactory to Purchaser in all respects and is purchasing the Property in its “as is” condition, subject only to the conditions precedent and other such representations and warranties expressly set forth in this Agreement and the documents to be delivered by Seller to Purchaser at Closing (the “Closing Documents”).  Purchaser has and will rely solely on Purchaser’s own independent investigations and inspections, and Purchaser has not relied and will not rely on any representation of Seller other than as expressly set forth in this Agreement or the Closing Documents.  Purchaser further acknowledges and agrees that, except for the specific representations and warranties made by Seller in this Agreement or the documents to be delivered by Seller at Closing, Seller has made no representations, is not willing to make any representations, nor held out any inducements to Purchaser; and Seller does not and shall not be liable or bound in any manner by any expressed or implied warranties, guaranties, statements, representations or information pertaining to the Property, except as may be expressly set forth in this Agreement or the Closing Documents.

9.           Conditions Precedent.  Purchaser’s obligation to close the transaction provided for in this Agreement shall be subject to the following conditions precedent to Closing:

(a)           At all times during the term of this Agreement and as of Closing, all of the representations and warranties by Seller contained in this Agreement shall be true and correct in all material respects;

(b)           At Closing, there shall have been no material adverse change to the condition of the Property (ordinary wear and tear excepted).  The non-renewal of one or more Leases or the failure of the Seller to lease one or more of the Units shall not be a material adverse change hereunder.  If there is a material adverse change to the condition of the Property, Purchaser shall have the right to terminate this Agreement upon written notice to Seller, which shall identify with particularity the material adverse change and, following such termination, all further obligations of the parties hereunder shall terminate except those that expressly survive termination hereof;

(c)           The Title Company shall be prepared and irrevocably and unconditionally committed to issue the Title Policy as described in Section 4(c); and

(d)           Seller shall have delivered to Purchaser the “Association Estoppel” (as hereinafter defined) sufficient to satisfy the requirements of Section 12(c).

In the event any of the foregoing conditions precedent are not fulfilled as of Closing (or earlier date if specified otherwise), then Purchaser, in addition to any other rights or remedies that Purchaser may have under this Agreement if the condition is not met due to a breach by Seller under this Agreement, shall have the option of either:  (i) waiving the condition and closing “as is”, without reduction in the Purchase Price or claim against Seller therefor, or (ii) canceling this Agreement by written notice to Seller given by Closing (or earlier date if specified otherwise), whereupon both parties shall be released from all further obligations under this Agreement, except those obligations expressly stated to survive such termination.

10.           Seller’s Representations, Warranties, and Covenants.  Seller represents and warrants to Purchaser and agrees with Purchaser as follows:

(a)           Seller has not entered and shall not enter into any purchase contracts, leases, contracts, arrangements, licenses, concessions, easements, or other agreements, including, without limitation, service arrangements and employment agreements, either recorded or unrecorded, written or oral, affecting the Property, or any portion thereof or the use thereof, and no such contracts or agreements shall be binding on Purchaser after Closing, other than the Leases and Permitted Exceptions.

(b)           There is no ongoing or pending appeal with respect to taxes or special assessments on the Property for any year.  Other than as set forth in the “Receiver Reports” (as hereinafter defined), Seller has no actual knowledge or notice of:  (i) any increase in assessed valuations; (ii) any unpaid special assessments or any pending improvement liens to be made by any governmental authority with respect to the Property; (iii) any violations of building codes and/or zoning ordinances or other governmental regulations with respect to the Property; (iv) any pending or threatened lawsuits with respect to the Property or the ability of Seller to consummate the transaction contemplated by this Agreement; (v) any pending condemnation proceedings with respect to the Property; or (vi) any defects or inadequacies in the Property which would adversely affect the insurability of the Property or increase the cost thereof.  Notwithstanding the foregoing, Seller hereby discloses to Purchaser that the Flamingo/South Beach I Condominium Association, Inc. (the “Association”) is being operated and managed by a receiver pursuant to a court order (the “Receiver”).  Purchaser hereby acknowledges receipt of all reports issued by the Receiver as of the Effective Date hereof (the “Receiver Reports”).

(c)           There are no employees of Seller employed in connection with the use, management, maintenance or operation of the Property whose employment with respect to the Property will continue after the Closing Date.

(d)           Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Florida.  The execution, delivery and performance of this Agreement by Seller have been duly authorized and no consent of any other person or entity to such execution, delivery and performance is required to render this document a valid and binding instrument enforceable against Seller in accordance with its terms.  Neither the execution of this Agreement or the consummation of the transactions contemplated hereby will:  (i) result in a breach or violation of any of the terms or provisions of, or constitute a default under, any organizational document of Seller or any other agreement to which Seller is a party or by which the Property is bound, or (ii) violate any restrictions to which Seller is subject.

(e)           Seller is not a “foreign person” or a disregarded entity within the meaning of the United States tax laws and to which reference is made in Internal Revenue Code Section 1445(b)(2), or if Seller is a disregarded entity, then Purchaser is advised that Seller’s sole member is not a “foreign person” or a disregarded entity.  At Closing, Seller (or Seller’s sole member, as applicable) shall deliver to Purchaser an affidavit to such effect, and also stating Seller’s (or Seller’s sole member’s) taxpayer identification number, Seller’s (or Seller’s sole member’s) office address and the state within the United States under which Seller (or Seller’s sole member) was organized and exists.  Seller (and Seller’s sole member, if applicable) acknowledges and agrees that Purchaser shall be entitled to fully comply with Internal Revenue Code Section 1445 and all related sections and regulations, as same may be modified and amended from time to time, and Seller (and Seller’s sole member, if applicable) shall act in accordance with all reasonable requirements of Purchaser to effect such full compliance by Purchaser.

(f)           Seller shall be responsible and shall properly pay all amounts owed for labor and services rendered, and material supplied, to the Property and/or any other bills or amounts contracted for by Seller prior to Closing, including without limitation all such bills and amounts associated with the “Upgrade Improvements” (defined below).

(g)           Seller has filed, or will timely file prior to Closing in accordance with all applicable laws, all tax returns, statements, reports, returns and forms required to be filed by Seller with any federal, state or municipal taxing authority (including sales and rentals in connection with the use and operation of the Property) prior to the same being deemed delinquent, and all sums (including any penalties) shown to be due and payable on such statements, reports, returns and forms have been paid prior to the date of this Agreement or shall be paid prior to Closing.  To the best of Seller’s actual knowledge, there are no pending examinations or audits of any return of Seller, and the results of any prior audits did not result in the assessment of any deficiencies or penalties which remain unpaid.  All taxes (including Florida sales tax) due and payable by Seller based on income, rent, sales or otherwise have been paid in full or will be paid at Closing.

(h)           Seller shall pay all assessments due from it to the Association prior to Closing.

(i)           Neither Seller, nor any member of Seller, (i) appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control in the United States Department of the Treasury (the “OFAC List”) or the Annex to United States Executive Order 132224-Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, or (ii) is a prohibited party under the laws of the United States.

(j)           There are no attachments, executions or assignment for the benefit of creditors or voluntary proceedings in bankruptcy or under any other debtor relief laws contemplated by or pending or threatened (in writing) by or against Seller, and there is no pending or, to Seller’s actual knowledge, threatened action, suit, arbitration, claim or proceeding against Seller, or any of its principals that could have a material adverse effect on its ability to perform its obligations under this Agreement and consummate the sale of the Property pursuant hereto.

(k)           The Units are all of the Units owned by Seller in the Condominium as of the Effective Date hereof.  The parking spaces listed on Exhibit A-1 are all of the parking spaces in the Condominium that are associated with the Units or owned by Seller.  There are no storage spaces associated with the Units or owned by Seller at the Property.

(l)           Seller has no actual knowledge of any open permits relating to the Property.  If a lien search discloses the existence of open permits, or code violations relating to the Property, upon notice from Purchaser of same, Seller shall, at its sole cost and expense, close such permits and remove such code violations prior to Closing.

The foregoing representations shall be true in all respects as of the date hereof and as of the date of Closing as a condition precedent to Purchaser’s obligations hereunder.  Seller shall immediately notify Purchaser, in writing, of any event or condition known to Seller which occurs prior to the Closing Date which causes a material adverse change in the facts relating to, or the truth of, any of the above representations or warranties, whereupon Purchaser shall have the same rights as set forth in Section 9 relating to a failure of a condition precedent.  It is expressly understood that Seller’s obligation to provide such notification shall in no way relieve Seller of any liability for a breach by Seller of any of its representations, warranties, covenants or agreements under this Agreement.  The provisions of this Section 10 shall survive the Closing for a period of one (1) year.

11.           Purchaser’s Representations and Warranties.  Purchaser represents and warrants to Seller and agrees with Seller as follows:

(a)           Purchaser is a limited liability company, duly created, validly existing and in good standing under the laws of the State of Delaware, and (b) Purchaser has all necessary power and authority to execute, deliver and perform this Agreement, the documents to be delivered by Purchaser at Closing, and to complete the transactions provided for herein.

(b)           The execution and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any breach or violation of any of the terms or provisions of, or constitute a default under the organizational documents of Purchaser or any other agreement to which Purchaser is a party or by which Purchaser is bound.

(c)           There are no attachments, executions or assignment for the benefit of creditors or voluntary proceedings in bankruptcy or under any other debtor relief laws contemplated by or pending or threatened (in writing) by or against Purchaser., and there is no pending or, to Purchaser’s knowledge, threatened action, suit, arbitration, claim or proceeding against Purchaser or any of its principals that could adversely affect its ability to perform its obligations under this Agreement and consummate the purchase of the Property pursuant hereto.

(d)           Neither Purchaser, nor its managing member, (i) appears on the OFAC List or the Annex to United States Executive Order 132224-Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, or (ii) is a prohibited party under the laws of the United States.

12.           Seller’s Covenants Pending Closing.

(a)           Seller agrees that from the Effective Date of this Agreement to the date of Closing hereunder it will operate and maintain the Property in accordance with Seller’s past practices and all applicable laws, rules, regulations and ordinances imposed upon Seller, except as otherwise expressly set forth herein.  In particular, Seller agrees that pending the Closing, Seller shall not, without the Purchaser’s prior written consent, which may be withheld by Purchaser in its sole and absolute discretion, change or alter the Property except for routine repairs or improvements in the ordinary course of business.

(b)           Seller agrees to terminate by written notice to the other party thereto and as otherwise required pursuant thereto, effective as of the Closing, all contracts, agreements or commitments, oral or written, other than the Leases, binding upon or relating to the Property that extend beyond the Closing, including without limitation any property management and leasing contracts for the Property, it being understood and agreed that Purchaser shall have no liability or obligations for said contracts.

(c)           Seller shall timely request a current estoppel letter (the “Association Estoppel”) from the Association under the Declaration in the form reasonably requested by Purchaser during the Inspection Period, disclosing the monthly maintenance assessment for each Unit, the status of their payment, any special assessments imposed by the under the Declaration, including without limitation the special assessment imposed by the Association on January 16, 2014, any assessments or other sums due from Seller to the Association, and any other information reasonably requested by Purchaser.  Seller shall use diligent, good faith efforts to obtain and deliver the Association Estoppel to Purchaser on or before three (3) Business Days prior to Closing.  The Association Estoppel shall be dated no earlier than 30 days prior to the Closing Date.  The Association Estoppel shall not show any materially adverse matters, including, without limitation, any default or purported default by Seller, or any of its tenants under the Declaration.

(d)           With respect to the Property, Seller shall comply prior to Closing with all laws, rules, regulations, and ordinances of all governmental authorities having jurisdiction over the Property.

(e)           Seller has completed as of the Effective Date the improvements and upgrades to Unit 270 (the “Upgrade Improvements”).  The Upgrade Improvements have been performed and completed by Seller in a good and workmanlike manner, lien-free, and in compliance with all applicable laws and legal requirements, the requirements of the Declaration and the Association.

13.           Default Provisions.  In the event of the failure or refusal of Purchaser to close this transaction in violation of the terms of this Agreement, without fault on Seller’s part and without failure of title or any conditions precedent to Purchaser’s obligations hereunder, Seller, as its sole and exclusive remedy, shall have the right to terminate this Agreement, whereupon Purchaser shall pay Seller liquidated damages in the amount of One Thousand and No/100 Dollars ($100,000.00), and the parties shall be relieved of all further obligations and liability hereunder.  In no event shall Purchaser be liable to Seller for any damages hereunder or in connection herewith as a result of Purchaser’s default, or otherwise, other than the payment expressly stated herein following a termination of this Agreement due to Purchaser’s failure or refusal to close in violation of the terms of this Agreement.

In the event of a default by Seller under this Agreement, Purchaser at its option shall have the right to:  (i) terminate this Agreement, in which event (A) Seller shall reimburse Purchaser for Purchaser’s actual out-of-pocket costs and expenses (including reasonable attorneys’ fees, costs and disbursements) related to the negotiation of this Agreement and the transactions contemplated hereby and Purchaser’s due diligence, up to a maximum of One Hundred Thousand and 00/100 Dollars ($100,000.00), and (B) the parties shall be discharged from all duties and performance hereunder, except for any obligations which by their terms survive any termination of this Agreement, or, alternatively, (ii) seek specific performance (and/or any other equitable remedies) of the Seller’s obligations hereunder, however, if specific performance is not available as a remedy,  Purchaser shall have the right to pursue an action against Seller for damages, including without limitation all of its out-of-pocket costs and expenses (including reasonable attorneys’ fees, costs and disbursements) related to the negotiation of this Agreement and the transactions contemplated hereby and Purchaser’s due diligence, up to a maximum of One Hundred Thousand and 00/100 Dollars ($100,000.00).

Notwithstanding the foregoing, in the event of a default by either party of any obligations which specifically survive Closing, then the non-defaulting party shall be entitled to seek any legal redress permitted by law or equity.  The provisions hereof shall survive Closing.

Notwithstanding anything to the contrary contained in this Agreement, no default shall be declared unless the non-defaulting party has given the defaulting party written notice as to the existence of such default and the defaulting party has failed to cure such default within five (5) days thereafter, except for a failure to close.

14.           Prorations.

(a)           Real estate and personal property taxes, costs and revenues (including rents), monthly assessments by the Association,  and all other proratable items shall be prorated as of the date of Closing.  Seller shall pay all applicable sales and/or use tax due on revenues received and purchases made prior to the Closing date and shall comply with all statutory provisions necessary for Purchaser to avoid transferee liability for same.  In the event the taxes for the year of Closing are unknown, the tax proration will be based upon the taxes for the prior year and, at the request of either party, the taxes for the year of Closing shall be reprorated and adjusted when the tax bill for such year is received and the actual amount of taxes is known.

(b)           Purchaser will receive a credit at Closing for the prorated amount of all base or fixed rent payable pursuant to the Leases and all additional rents (collectively, “Rent”) previously paid to, or collected by, Seller and attributable to any period following the Closing Date.  Rents are “Delinquent” when they were due prior to the Closing Date, and payment thereof has not been made on or before the Closing Date.  Delinquent Rent shall not be prorated at Closing.  All Rent collected by Purchaser or Seller from each tenant under the Leases from and after Closing will be applied as follows:  (i) first, to Delinquent Rent owed for the month in which the Closing Date occurs, (ii) second, to any accrued Rents owing to Purchaser after Closing, and (iii) third, to Delinquent Rents owing to Seller for the period prior to Closing.  Any Rent collected by Purchaser and due Seller will be promptly remitted to Seller.  Any Rent collected by Seller and due Purchaser shall be promptly remitted to Purchaser.  Purchaser is not required to make efforts to collect Delinquent Rents owed to Seller and Purchaser shall not be required to bring suit to collect same.  Notwithstanding anything to the contrary contained herein, Seller shall not be prohibited or restricted from pursuing any tenant under the Leases for any Delinquent Rents due Seller for any period attributable to Seller’s ownership of the Property; provided that Seller shall wait for a period of not less than thirty (30) days following Closing before the initiation of a legal action for collection of Delinquent Rents against a prior tenant of Seller; and Seller’s right to proceed against a former tenant shall be limited to an action for Delinquent Rents and shall not seek to evict any tenant of the Property or to recover possession of an tenant’s space.

(c)           With respect to electricity, telephone, television, water and sewer services that are metered at the Property and other utilities (collectively, “Utilities”), Seller shall endeavor to have the respective companies providing the Utilities read the meters for the Utilities on or immediately prior to the Closing Date.  Seller shall be responsible for all charges based on such final meter reading, and Purchaser shall be responsible for all charges thereafter.  If such readings are not obtainable, then, until such time as readings are obtained, charges for all Utilities for which readings were not obtained shall be prorated as of the Closing Date based upon the per diem rate obtained by using the last period and bills for such Utilities that are available.  Upon the taking of a subsequent actual reading, such apportionment shall be adjusted and reprorated to reflect the actual per diem rate for the billing period prior to Closing and Seller or Purchaser, as the case may be, shall promptly deliver to the other the amount determined to be due upon such adjustment.

(d)           Association charges attributable to the Units shall be current as of the Closing Date.  However, any special assessments, capital or other contributions imposed by the Association, including without limitation the January 16, 2014 special assessment for repair work to the Condominium building and past capital expenses of the Association with respect to common areas, the baywall, and seawall, and any other special assessment imposed by the Association prior to the Closing Date, shall be paid by Seller in full at or prior to Closing (irrespective of whether Seller previously elected to pay such assessments in installments).

(e)           All security deposits, prepaid rentals, cleaning fees and other fees and deposits, plus any interest accrued thereon, paid by the tenants under the Leases shall be transferred or credited to Purchaser at Closing.

The parties shall exchange figures to calculate prorations no later than three (3) days prior to the Closing Date.  The provisions of this Section 14 shall survive the Closing.

15.           Improvement Liens.  Certified, confirmed or ratified liens for governmental improvements as of the date of Closing, if any, shall be paid in full by Seller, and pending liens for governmental improvements as of the date of Closing shall be assumed by the Purchaser; provided that where the improvement has been substantially completed as of the date of Closing, such pending lien shall be considered certified.

16.           Closing Costs.  The parties shall bear the following costs:

(a)           The Purchaser shall be responsible for payment of the following:  (i) any and all costs and expenses of engineering and other inspection and feasibility studies and reports incident to Purchaser’s inspections, (ii) the Title Commitment search fee and premiums in connection with the Title Policy, (iii) fifty percent (50%) of the cost of certified tax and lien, permit, and code violation searches relating to the Property and required for satisfaction of certain requirements and/or exceptions in the Title Commitment relating to the payment of assessments, charges, municipal liens, etc., and (iv) the recording costs of any instruments received by Purchaser.

(b)           The Seller shall be responsible for payment of the following:  (i) the documentary stamp tax (and surtax, if applicable) due on each of the special warranty deeds of conveyance, which shall consist of one deed for each Unit, (ii) the costs of recording the documents necessary to clear title at Closing, (iii) fifty percent (50%) of the cost of certified tax and lien, permit, and code violation searches relating to the Property and required for satisfaction of certain requirements and/or exceptions in the Title Commitment relating to the payment of assessments, charges, municipal liens, etc., and (iv) the recording costs of any instruments received by Seller.

(c)           Each party shall pay its own legal fees except as provided in Section 24(c) below.

(d)           Any other costs not specifically provided for in this Section 16 shall be paid by the party who incurred those costs, or if neither party is charged with incurring any such costs, then by the party customarily assessed for such costs in the State of Florida, County of Miami-Dade.

17.           Closing.  Subject to other provisions of this Agreement, the closing of the transactions contemplated hereby (the “Closing”) shall be held on the date which is ten (10) days after the expiration of the Inspection Period (the “Closing Date”).  The Closing shall be held through the mail at the offices of the Title Company acting as the Escrow Agent.

(a)           At Closing, Seller shall execute and/or deliver to Escrow Agent the following, in addition to all other items and payments required by this Agreement to be delivered by Seller at the Closing:

(i)
Eleven (11) original duly executed and acknowledged special warranty deeds, in the form attached hereto asExhibit D, conveying good and marketable fee simple title to each Unit to Purchaser, subject only to the Permitted Exceptions;

(ii)	a no lien, parties in possession, and a “gap” affidavit and/or indemnity in form and substance reasonably acceptable to the Title Company in order to issue the Title Policy;

(iii)	a non-foreign affidavit or certificate pursuant toSection 10(e) above;

(iv)
two duly executed originals of a bill of sale and general assignment, in for the form of attached hereto asExhibit E (the “Bill of Sale”), conveying good and marketable title to the Personalty and Intangibles, free and clear of all liens.

(v)
two duly executed original counterparts of an assignment and assumption of leases in the form attached hereto asExhibit F (the “Assignment of Leases”), assigning to Purchaser all of Seller’s right, title and interest in and to the Leases.

(vi)	two duly executed originals of an assignment of the parking spaces listed onExhibit A-1, assigning to Purchaser all of Seller’s right, title, and interest in and to such parking spaces;

(vii)
evidence of Seller’s formation, existence good standing and authority (i.e., corporate resolution and/or such evidence of authority as may be required by the Title Company) to sell and convey the Property;

(viii)	duly executed notices to the tenants under the Leases, in the form approved by Purchaser, advising of the sale of the Property to Purchaser;

(ix)	an updated Rent Roll for the Property certified as to being complete, true and correct, and dated not more than three (3) prior to Closing;

(x)	the executed Association Estoppel;

(xi)	all of the Leases in effect at the Property as of the Closing Date, in electronic form, and all files in electronic form for existing tenants in Seller’s possession or control;

(xii)	keys for each Unit and keys for the common areas in Seller’s possession;

(xiii)	a copy of Seller’s most recent sales tax filing with the State of Florida, Department of Revenue (if required by law);

(xiv)
two duly executed counterparts of a settlement statement of all prorations, allocations, closing costs and payments of moneys related to the Closing of the transactions contemplated by this Agreement (the “Closing Statement”)

(xv)
Seller shall, as reasonably required by the Title Company or the Escrow Agent, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, any and all conveyances, assignments and all other instruments and documents as may be reasonably necessary in order to complete the transaction herein provided and to carry out the intent and purposes of this Agreement.

(b)           At Closing, Purchaser shall execute and/or deliver to Escrow Agent the following, in addition to all other items and payments required by this Agreement to be delivered by Purchaser at the Closing:

(i)
Purchaser shall deliver to Escrow Agent by wire transfer for delivery by wire to Seller cash, in an amount equal to the Purchase Price, subject to the credits set forth in this Agreement and the adjustments described inSection 14;

(ii)	two duly executed counterparts of the Assignment of Leases;

(iii)	two duly executed counterparts of the Closing Statement; and

(iv)
Purchaser shall, as reasonably required by the Title Company or the Escrow Agent, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, any and all conveyances, assignments and all other instruments and documents as may be reasonably necessary in order to complete the transaction herein provided and to carry out the intent and purposes of this Agreement.

18.           Brokers.  The parties each represent and warrant to the other that there are no real estate brokers, salesmen or finders involved in this transaction.  If a claim for brokerage in connection with the transaction is made by any broker, salesman or finder, claiming to have dealt through or on behalf of one of the parties hereto (“Indemnitor”), Indemnitor shall indemnify, defend and hold harmless the other party hereunder (“Indemnitee”), and Indemnitee’s officers, directors, agents and representatives, from all liabilities, damages, claims, costs, fees and expenses whatsoever (including reasonable attorney’s fees and court costs at trial and all appellate levels) with respect to said claim for brokerage.  The provisions of this Section 18 shall survive Closing and any cancellation or termination of this Agreement.

19.           Assignability.  Except as herein expressly provided herein, Purchaser shall not, without the prior written consent of Seller, which consent may be withheld in Seller’s sole and absolute discretion, assign any of Purchaser’s rights hereunder or any part thereof to any person, firm, partnership, corporation or other entity.  Purchaser may assign this Agreement to an “Affiliate” (as hereinafter defined) or to a qualified intermediary pursuant to Section 23, without Seller’s consent.  Notwithstanding any assignment by Purchaser hereunder, Purchaser shall not be relieved of its obligations under this Agreement.  “Affiliate” means an entity that directly or indirectly controls, is controlled by or is under common control with the Purchaser; and the term “control” means the power to direct the management of such entity through voting rights or ownership.  From and after the Effective Date, Seller shall not, without the prior written consent of Purchaser, which consent Purchaser may withhold in its sole discretion, assign, transfer, convey, hypothecate or otherwise dispose of all or any part of its right, title and interest in the Property, other than the leasing of the Units in accordance with the terms of Section 6(c) hereof.

20.           Notices.  Any notices required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given if delivered by hand, sent by recognized overnight courier (such as Federal Express), sent by PDF or other electronic transmission (with electronic confirmation or, with the original to follow), or mailed by certified or registered mail, return receipt requested, in a postage prepaid envelope, and addressed as follows:

If to the Purchaser at:	Flamingo South Acquisitions, LLC c/o AIMCO 4582 South Ulster Street, Suite 1100 Denver, Colorado 80237-2662 Attn: Miles Cortez and Nick Billings E-mail: miles.cortez@aimco.com nick.billings@aimco.com
With a copy to:	Greenberg Traurig, P.A. 333 S.E. 2nd Avenue Miami, Florida 33131 Attn: Nancy B. Lash, Esq. E-mail: lashn@gtlaw.com

If to the Seller at:	Optibase FMC, LLC 401 E. Las Olas Boulevard, Suite 1400 Ft. Lauderdale, FL 33301 Attn:_________________________ E-mail: amirp@optibase-holdings.com
With a copy to:	R|A Feingold Law & Consulting, P.A. 401 E. Las Olas Boulevard, Suite 1400 Ft. Lauderdale, FL 33301 Attn: Robert A. Feingold, Esq. E-mail: robert@rafeingoldlaw.com
If Escrow Agent or Title Company at:	Stewart Title Guaranty Company, 1980 Oak Boulevard Houston, TX 77056, Attn: Wendy Howell Email: whowell@stewart.com

Notices personally delivered or sent by electronic transmission (with electronic confirmation) or overnight courier shall be deemed given on the date of delivery, and notices mailed in accordance with the foregoing shall be deemed given three (3) Business Days after deposit in the U.S. mails, provided that any notice received after 6:00 p.m. Eastern Time on any Business Day or received on any day that is not a Business Day shall be deemed to have been received on the following Business Day.  Further, all notices given pursuant to this Agreement will be effective if executed and sent by counsel for Purchaser or Seller, as applicable.

21.           Risk of Loss.  The Property shall be conveyed to Purchaser in the same condition as on the date of this Agreement, ordinary wear and tear excepted, free of all tenancies or occupancies except those under the Leases or as consented to by Purchaser in writing in accordance with the provisions of Section 6(c).  In the event that the Property or any material portion thereof is taken by eminent domain prior to Closing, Purchaser shall have the option of either:  (i) cancelling this Agreement, whereupon both parties shall be relieved of all further obligations under this Agreement, or (ii) Purchaser may proceed with Closing in which case Purchaser shall be entitled to all condemnation awards and settlements.  In the event that the Property or the Improvements thereon are damaged or destroyed by fire or other casualty prior to Closing, Seller shall have the option to repair and restore the Property to the same condition as before the fire or casualty and Closing shall be deferred for up to sixty (60) days to permit such repair and restoration.  If Seller elects not to repair and restore or if Seller is unable to repair and restore within such sixty (60) day period, then Purchaser shall have the option of either:  (i) cancelling this Agreement, whereupon both parties shall be released from all further obligations and liability under this Agreement, or (ii) proceeding with Closing, in which event Purchaser shall be entitled to all insurance proceeds and to a credit equal to all applicable insurance policy deductibles.

22.           Radon Gas.  RADON IS A NATURALLY OCCURRING RADIOACTIVE GAS THAT, WHEN IT HAS ACCUMULATED IN A BUILDING IN SUFFICIENT QUANTITIES, MAY PRESENT HEALTH RISKS TO PERSONS WHO ARE EXPOSED TO IT OVER TIME.  LEVELS OF RADON THAT EXCEED FEDERAL AND STATE GUIDELINES HAVE BEEN FOUND IN BUILDINGS IN FLORIDA.  ADDITIONAL INFORMATION REGARDING RADON AND RADON TESTING MAY BE OBTAINED FROM YOUR COUNTY PUBLIC HEALTH UNIT.

23.           1031 Exchange.  Either party may structure the disposition or acquisition of the Property, as the case may be, as a like-kind exchange under Internal Revenue Code Section 1031 at the exchanging party’s sole cost and expense.  Each party shall reasonably cooperate with the other to facilitate such exchange if requested by the other party, provided that (a) no party making such accommodation shall be required to acquire or contract to acquire any substitute property, (b) such exchange shall not affect the representations, warranties, liabilities and obligations of the parties to each other under this Agreement, (c) no party making such accommodation shall incur any additional costs, expenses or liabilities in connection with such exchange (other than expenses of reviewing and executing documents required in connection with such exchange), and (d) no dates in this Agreement will be extended as a result thereof.  If either party uses a qualified intermediary or exchange accommodation title holder to effectuate an exchange, any assignment of the rights or obligations of such party shall not relieve, release or absolve such party of its obligations to the other party.  The exchanging party shall indemnify, defend and hold harmless the other party from all liability in connection with the indemnifying party’s exchange.

24.           Miscellaneous.

(a)           This Agreement shall be construed and governed in accordance with the laws of the State of Florida.  The parties further agree that venue shall lie exclusively in Miami-Dade County Florida.  All of the parties to this Agreement have participated fully in the negotiation and preparation hereof; and, accordingly, this Agreement shall not be more strictly construed against any one of the parties hereto.

(b)           In the event any term or provision of this Agreement be determined by appropriate judicial authority to be illegal or otherwise invalid, such provision shall be given its nearest legal meaning or be construed as deleted as such authority determines, and the remainder of this Agreement shall be construed to be in full force and effect.

(c)           In the event of any litigation or arbitration between the parties under this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees and court costs at all proceedings, trial and appellate levels.  The provisions of this subsection shall survive the Closing coextensively with other surviving provisions of this Agreement.

(d)           In construing this Agreement, the singular shall be held to include the plural, the plural shall include the singular, the use of any gender shall include every other and all genders, and captions and paragraph headings shall be disregarded.

(e)           All of the exhibits attached to this Agreement are incorporated in, and made a part of, this Agreement.

(f)           Time shall be of the essence for each and every provision hereof.

(g)           The captions used in connection with the articles and sections of this Agreement are for the convenience only and shall not be deemed to construe or limit the meaning of the language of this Agreement.

(h)           Except where Business Days are expressly referred to, references in this Agreement to days are to calendar days, not Business Days.  “Business Day” means any calendar day except a Saturday, Sunday or legal or banking holiday in Miami-Dade County, Florida.

(i)           If the final date of any period provided for herein for the performance of an obligation or for the taking of any actions falls on a Saturday, Sunday, or legal or banking holiday, then the time of such period shall be deemed extended to the next day which is not a Saturday, Sunday or legal or banking holiday in Miami-Dade County, Florida.

(j)           This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, but all of which shall constitute one instrument.  A facsimile or similar electronic transmission of a counterpart signed by a party hereto shall be regarded as signed by such party for purposes hereof.

(k)           Seller and Purchaser hereby voluntarily, knowingly, and intentionally, to the extent permitted by law, waive any and all rights to trial by jury in any legal action or proceeding arising under or in connection with this Agreement.

(l)            From the Effective Date until the earlier of (i) the Closing Date, or (ii) the termination of this Agreement, Seller shall not, directly or indirectly, take any action to solicit back-up offers or enter into any discussions, negotiations, or any other communications concerning or relating to the sale of the Property with any third-party.

(m)           No constituent partner in or member of agent of the parties, nor any advisor, trustee, director, officer, employee, beneficiary, shareholder, participant, representative or agent of any corporation or trust that is or becomes a constituent partner in or agent or member the parties shall have any personal liability, directly or indirectly, under or in connection with this Agreement or any agreement made or entered into under or pursuant to the provisions of this Agreement, or any amendment or amendments to any of the foregoing made at any time or times, heretofore or hereafter, and the parties and their respective successors and assigns and, without limitation, all other persons and entities, shall look solely to the assets of each party for the payment of any claim or for any performance, and the parties, on behalf of themselves and their respective successors and assigns, hereby waives any and all such personal liability.

(n)           Purchaser shall have the right to contest or appeal any real or personal ad valorem property taxes or assessments for the calendar year in which the Closing occurs, and Seller agrees to cooperate, at no expense to Seller, with Purchaser or its consultants in connection with such contest or appeal.  The provisions of this Section 24(n) shall survive Closing.

25.           Condominium Disclosure.  PURCHASER HEREBY ACKNOWLEDGES THAT PURCHASER HAS BEEN PROVIDED A CURRENT COPY OF THE DECLARATION OF CONDOMINIUM, ARTICLES OF INCORPORATION OF THE ASSOCIATION, BYLAWS AND RULES OF THE ASSOCIATION, AND A COPY OF THE MOST RECENT YEAR-END FINANCIAL INFORMATION AND FREQUENTLY ASKED QUESTIONS AND ANSWERS DOCUMENT MORE THAN 3 DAYS, EXCLUDING SATURDAYS, SUNDAYS, AND LEGAL HOLIDAYS, PRIOR TO EXECUTION OF THIS AGREEMENT.

26.           Entire Agreement/Effective Date.  This Agreement constitutes the entire agreement between the parties and there are no other agreements, representations or warranties other than as set forth herein.  This Agreement may not be changed, altered or modified except by an instrument in writing signed by the party against whom enforcement of such change would be sought.  This Agreement shall be binding upon the parties hereto and their respective successors and assigns.  The “Effective Date” shall be the later of (i) the date upon which the last of Seller and Purchaser shall execute and deliver this Agreement to the other party, and (ii) the date Purchaser and ISU Properties, L.P., a Pennsylvania limited partnership, execute and deliver a binding purchase and sale agreement to the other party for the following condominium units in the Condominium:  Units 1468S, 1248S, 1460S, 222S, 226S, 228S, 248S, 260S, 262S, 360S, 362S, 960S, 1470S, 770S, 870S, 970S, 1014S, 614S, 814S in the Condominium; it being agreed by the parties that the effectiveness of this Agreement is expressly contingent upon Purchaser and ISU Properties, L.P. entering into a binding purchase and sale agreement for such other condominium units.

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

EXECUTED as of the date first above written in several counterparts, each of which shall be deemed an original, but all constituting only one agreement.

SELLER: OPTIBASE FMC, LLC, a Florida limited liability company BY: OPTIBASE, INC., a California corporation, its sole member
By: /s/ Amir Philips Name: Amir Philips Title: Authorized Signatory Date: September 16, 2014
PURCHASER: FLAMINGO SOUTH ACQUISITIONS, LLC, a Delaware limited liability company BY: AIMCO/BETHESDA HOLDINGS, INC., a Delaware corporation, its sole member
By: /s/ John Bezzant Name: John Bezzant Title: Executive Vice President Date: September 15, 2014